Sun Life Financial Announces Dividend Rates on Class A Non-Cumulative Rate Reset Preferred Shares Series 10R and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR

TORONTO, ON - (August 31, 2016) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced the dividend rates for its Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares").

With respect to any Series 10R Shares that remain outstanding after September 30, 2016, commencing as of that date, holders thereof will be entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life Financial and subject to the *Insurance Companies Act* (Canada). The dividend rate for the five-year period commencing on September 30, 2016 to but excluding September 30, 2021 will be 2.842% per annum or $0.177625 per share per quarter, being equal to the sum of the Government of Canada Yield, as defined in the terms of the Series 10R Shares, on Wednesday, August 31, 2016 plus 2.17%, as determined in accordance with the terms of the Series 10R Shares.

With respect to any Series 11QR Shares that are issued on September 30, 2016, holders thereof will be entitled to receive floating rate non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors of Sun Life Financial and subject to the *Insurance Companies Act* (Canada), based on a dividend rate equal to the sum of the T-Bill Rate, as defined in the terms of the Series 11QR Shares, plus 2.17% (calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365 days), subject to certain adjustments in accordance with the terms of the Series 11QR Shares. The dividend rate for the period commencing on September 30, 2016 to but excluding December 31, 2016 will be equal to 2.682% per annum or $0.169003 per share, as determined in accordance with the terms of the Series 11QR Shares.

Beneficial owners of Series 10R Shares who wish to exercise the right of conversion should communicate as soon as possible with their broker or other nominee and should ensure that their instructions are followed in order to meet the deadline to exercise such right of conversion, which is 5:00 p.m. (ET) on Thursday, September 15, 2016.

An application will be made to list the Series 11QR Shares on the Toronto Stock Exchange.

The Series 10R Shares and the Series 11QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2016, the Sun Life Financial group of companies had total assets under management of $865 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

-30-

Media Relations Contact: **Investor Relations Contact:**

Gannon Loftus   Gregory Dilworth
Manager, Media & PR   Vice-President
Corporate Communications   Investor Relations
T. 416-979-6345   T. 416-979-6230
gannon.loftus@sunlife.com   investor.relations@sunlife.com